Blanchard, Krasner & French

TELEPHONE: (858) 551-2440	A PROFESSIONAL CORPORATION	ALAN W. FRENCH
FACSIMILE: (858) 551-2434		(Deceased)
E-MAIL: bkf@bkflaw.com	800 SILVERADO STREET, SECOND FLOOR
WEB: http://www.bkflaw.com	LA JOLLA, CALIFORNIA 92037

June 30, 2005

Via Email and Overnight Delivery
riedlerj@sec.gov/FedEx Tracking No. 7900 7154 9704

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Planet Technologies, Inc. (the “Company”) Preliminary Schedule 14-A and Form 10-KSB File Number 333-118667 Our file: 1036-122

Dear Mr. Riedler:

     This letter is sent in response to your letter dated May 26, 2005 wherein the Commission provided comments to the Company’s Preliminary Schedule 14-A (“Proxy Statement”) and Form 10-KSB for the year ended December 31, 2004. A revised Preliminary Proxy Statement is being filed concurrently via EDGAR.

     Enclosed is a courtesy copy of the revised copy of the Proxy Statement for your review. For convenience and ease of review, we have included a reference to each applicable SEC Comment in the margin of the document next to each change and attached a Key to SEC Comments which lists each SEC Comment accompanied by a page reference in the Proxy Statement.

     In addition to the revisions implemented to satisfy the Commission’s comments to the Proxy Statement, financial information regarding Allergy Control Products, Inc (“ACP”) and the Company for the 1st Quarter Period, 2005, have also been added to the Proxy Statement.

     All comments referencing the 10-KSB have been provided for within the body of the Proxy Statement in an effort to comply with your suggested changes and to avoid the expense to the Company of filing a 10-KSB/A, as we did not view the comments as material to a stand-alone reading of the 10KSB.

     As evidenced in the Proxy Statement, the directors and executive officers of the Company hold a greater than 50% interest in the Company. As such, it appears that Proposal 3 will be approved and therefore, will not create an issue in regards to Proposal 1 and the merger between the Company and ACP.

Mr. Jeffery Riedler
United States Securities and Exchange Commission
June 30, 2005

     Certain of the SEC Comments are discussed below as it appears they do not require changes to the Proxy Statement. All other SEC Comments are referenced within the Proxy Statement.

     If, after your review, the changes we have made to the Proxy Statement are satisfactory to the Commission, we plan to file the final version of the document with the enclosed revisions.

     SEC Comment 2:

     The Company does not intend to solicit proxies through personal interview, telephone, or telegram, or other soliciting materials. As such, no such instructions, scripts, or outlines exist. As noted above, the directors and officers hold significant shares to approve all proposals.

     SEC Comment 20:

     All exhibits and appendices to the Agreement and Plan of Merger are enclosed herein for your review.

     SEC Comment 27:

     All supplementary non-public information – documents, financial forecasts, projections and presentations – used by or on behalf of the Company in the merger negotiations are enclosed herein for your review.

     SEC Comment 61:

     Neither the Company nor ACP have material agreements that, by their terms, may be terminated or renegotiated as a result of the transaction described in the Proxy Statement, or cannot be assumed by the combined company without undue difficulty.

     SEC Comment 78:

     ACP has not established operating segments, and has instead made operating decisions and assessed performance on an overall enterprise level.

     SEC Comment 83:

     No segment reporting is required as all of the Company’s sales are in the same segment.

Mr. Jeffery Riedler
United States Securities and Exchange Commission
June 30, 2005

     Please contact me at your earliest convenience with any questions or concerns. We appreciate the Commission’s responsiveness and assistance, and as soon as we hear back from the Commission, we will file the Definitive Proxy Statement. We have rescheduled the shareholder meeting for July 29, 2005, and would like to plan to mail the Definitive Proxy on July 8, 2005.

Very truly yours, /s/ Reggie F. Borkum Reggie F. Borkum for Blanchard, Krasner & French

Enclosure(s)

cc:	Mr. Scott Glenn Mr. Daniel Greenspan Robert W. Blanchard, Esq.

KEY TO SEC COMMENTS

SEC Comment 1. General Comments from SEC	SEC Comment 36. Page 22
SEC Comment 2. Please refer to Cover Letter	SEC Comment 37. Page 23
SEC Comment 3. Page(s) iii and 1	SEC Comment 38. Page 23
SEC Comment 4. Page 47	SEC Comment 39. Page 23
SEC Comment 5. Page(s) 26 — 32 and 37	SEC Comment 40. Page 24
SEC Comment 6. Revised to “Merger”	SEC Comment 41. Page 24
SEC Comment 7. Page 19	SEC Comment 42. Page 24
SEC Comment 8. Notice of Meeting Page, Page 5 and Proxy Card	SEC Comment 43. Pages 5 and 8
SEC Comment 9. Pages iv and 14	SEC Comment 44. Page 9
SEC Comment 10. Pages iv and 1	SEC Comment 45. Page 9
SEC Comment 11. Please refer to Proxy Card	SEC Comment 46. Page 12
SEC Comment 12. Pages v and 43	SEC Comment 47. Page 12
SEC Comment 13. Page v	SEC Comment 48. Page 24
SEC Comment 14. Page(s) iii and 2	SEC Comment 49. Page 9
SEC Comment 15. Page 17	SEC Comment 50. Page 13
SEC Comment 16. Page 17	SEC Comment 51. Page 12
SEC Comment 17. Page 3	SEC Comment 52. Page 10
SEC Comment 18. Page 16	SEC Comment 53. Page 10
SEC Comment 19. Pages 8 and 16	SEC Comment 54. Page 10
SEC Comment 20. Please refer to Cover Letter	SEC Comment 55. Page 25
SEC Comment 21. Pages 3 and 5	SEC Comment 56. Page 25
SEC Comment 22. Pages 5 and 8	SEC Comment 57. Page 28
SEC Comment 23. Page 13	SEC Comment 58. Page 32
SEC Comment 24. Page 13	SEC Comment 59. Page 4
SEC Comment 25. Page 14	SEC Comment 60. Pages iv and 4
SEC Comment 26. Page 24	SEC Comment 61. Please refer to Cover Letter
SEC Comment 27. Please refer to Cover Letter	SEC Comment 62. Page 6
SEC Comment 28. Pages 14 — 15	SEC Comment 63. Page 8
SEC Comment 29. Page 15	SEC Comment 64. Page 5
SEC Comment 30. Page 15	SEC Comment 65. Page 6
SEC Comment 31. Page 15	SEC Comment 66. Page 8
SEC Comment 32. Page 16	SEC Comment 67. Pages 33 — 36
SEC Comment 33. Page 17	SEC Comment 68. Pages 33 — 36
SEC Comment 34. Page 17	SEC Comment 69. Page 41
SEC Comment 35. Page 21	SEC Comment 70. Page 42
SEC Comment 71. Page 42

Mr. Jeffery Riedler
United States Securities and Exchange Commission
June 30, 2005

SEC Comment 72. Page 42
SEC Comment 73. Page 42
SEC Comment 74. Page 42
SEC Comment 75. Page A-7
SEC Comment 76. Page A-8
SEC Comment 77. Page A-8
SEC Comment 78. Please refer to Cover Letter
SEC Comment 79. Page 21
SEC Comment 80. Page 21
SEC Comment 81. Pages 8 — 9
SEC Comment 82. Financial Statement Reflects all costs of doing business
SEC Comment 83. Please refer to Cover Letter
SEC Comment 84. General Statement of SEC
SEC Comment 85. Page 8
SEC Comment 86. Page 12
SEC Comment 87. Page 21